  Exhibit 99.1

CORDOVACANN TO PRESENT AT THE
INAUGURAL LD MICRO VIRTUAL CONFERENCE

TORONTO, ONTARIO, March 6, 2018 – CordovaCann Corp. (OTCQB: LVRLF) (“CordovaCann” or the “Company”) is pleased to announce that Taz Turner, Chief Executive Officer of CordovaCann, will be presenting at the inaugural LD Micro Virtual Conference on Thursday, March 8, 2018 at 5:00 PM Eastern Time (2:00 PM Pacific Time).

“We are delighted to finally be hosting a virtual event, to support our in-person conferences,” stated Chris Lahiji, President of LD Micro. He added, “There are a great number of people and companies who are unable to come to our live events, due to a multitude of reasons, so we are happy to offer an additional outlet where companies can present to investors without taking a lot of time out of their day-to-day operations. While virtual events will never supplant the experience of sitting in the same room as someone, it is a great format for updating the investor community and getting increased exposure."

The conference will be held via webcast and will feature over 60 companies in the small / micro-cap space.

About LD Micro
LD Micro was founded in 2006 with the sole purpose of being an independent resource in the microcap space. What started out as a newsletter highlighting unique companies has transformed into an event platform hosting several influential conferences annually (Invitational, Summit, and Main Event).

In 2015, LDM launched the first pure microcap index (the LDMi) to exclusively provide intraday information on the entire sector. LD will continue to provide valuable tools for the benefit of everyone in the small and microcap universe.

For those interested in attending, please contact David Scher at david@ldmicro.com or visit www.ldmicro.com for more information.

About CordovaCann Corp.
CordovaCann Corp. (formerly LiveReel Media Corp.) is a Canadian-domiciled company focused on building a leading diversified cannabis company. CordovaCann primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Forward-looking Statements
Note: This press release contains “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management’s views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. The Company cannot provide assurances that the matters described in this press release will be successfully completed or that the company will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management’s ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the company’s ability to retain key management and employees; intense competition and the company’s ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company’s public filing on EDGAR and SEDAR. The Company undertakes no obligation to update information contained in this release. For further information regarding risks and uncertainties associated with the Company’s business, please refer to the risks and uncertainties detailed from time to time in the Company’s EDGAR and SEDAR filings.

The press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of Company securities in any state in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Contact:
Taz Turner
Chief Executive Officer
T: (917) 843-2169
E: taz@cordovacann.com